EXHIBIT 99.1

Hydrogenics Announces Finalization of Loan Agreement

$6 Million to Advance Commercialization and Scale-Up

MISSISSAUGA, Ontario, Sept. 30, 2011 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and fuel cell products, announced today that it has finalized and signed an agreement with the Ontario Government that will realize up to CA$6.0 million. This follows a previous announcement on August 11, 2011 detailing the signing of a term sheet for this funding.

The financial support is in the form of an interest free loan. This funding will enable Hydrogenics to scale up its manufacturing and expand its research and development activities, solidifying the company's path toward full commercial profitability in targeted early adopting markets. Hydrogenics collaborates with commercial leaders in the adoption of new solutions for applications under-served by incumbent technologies.

"At Hydrogenics our motto is 'we're ready', With the finalization of this important funding we, along with our commercial partners, are indeed ready and well-positioned to use it strategically to put viable products and solutions in a competitive marketplace," said Daryl Wilson, Hydrogenics President and CEO.

Hydrogenics has refined its product line-up to a level where it is now competitively positioned in three key areas: high-reliability telecommunications back-up power solutions, zero emission transportation products, and electrolyzer products for energy storage in the power utility market. Each of these areas will benefit from the Ontario Government funding.

The agreement through Ontario's Strategic Jobs and Investment Fund represents 50 new and 50 retained jobs in Ontario in support of the Province's emerging status as a world leader in clean energy innovation.

The funding agreement is subject to various conditions. No assurances can be provided that Hydrogenics will satisfy the conditions included in the agreement.

About Hydrogenics

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy;  fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims;  failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: Jennifer Barber, Chief Financial Officer
         Hydrogenics Corporation
         (905) 361-3638
         investors@hydrogenics.com